K&L | GATES	Kirkpatrick & Lockhart Preston Gates Ellis LLP
1900 Main Street
Suite 600
Irvine, CA 92614-7319

	T 949.253.0900	www.klgates.com

May 29, 2007	Raymond L. Veldman
Partner
D (949) 623-3535
F (949) 623-4463
ray.veldman@klgates.com

VIA EDGAR

Michael McTiernan, Esq.

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 0409

Washington, D.C.  20549

Re:          Cornerstone Core Properties REIT, Inc. (the “Company”)

Dear Mr. McTiernan,

This is to follow-up on our discussion this morning regarding the immateriality of any potential Section 5 liability for the period from May 1 to May 25, 2007. We believe it is highly unlikely that stockholders would assert rescission rights and, even if all of the stockholders who purchased shares during the affected period were to assert rescission rights, the Company would be able to fully fund the rescission without material disruption to its business.

Investors Not Likely to Assert Rescission Rights

We believe that the likelihood  that the investors who acquired securities in May of 2007 would assert a claim for rescission is remote because:

•                          Investors were provided with all recent information about the Company necessary to make an informed investment decision (the financial statements for the fourth quarter of 2006 reflected only the capital raising and additional investments in real estate, which investors expected and which were also disclosed to investors through prospectus supplements);

•                          Investors in non-traded REITs, such as the Company, purchase the securities with the intent of holding the securities for several years; and

•                          There is no public trading market for the Company’s securities and therefore no diminution in market value.

Investors were provided with a prospectus supplement containing financial information of the Company as of September 30, 2006 (derived from its Form 10-Q), plus more recent information about subsequently acquired properties.  The inclusion in the prospectus of financial information as of date three months later would not likely have altered their investment decision.  The prospectus clearly discloses that this is a blind pool offering for an issuer that is in the early stages of raising capital and acquiring real estate. Like other real estate investment companies, the Company’s financial results are not prone to material fluctuations from quarter-to-quarter, other than for the acquisition and disposition of properties.  Information about the Company’s property acquisitions has been timely provided to investors by means of prospectus supplements.   The May investors were not deprived of any material information necessary to make an informed investment decision.

Investors in non-traded REITs, such as the Company, purchase the securities with the intent of holding the securities for several years. The Company’s prospectus clearly discloses that: (i) there is no public market for the Company’s common stock, (ii) it will be difficult for investors to sell their shares, (iii) a liquidity event is not required until five years after the closing of the offering, (iv) REITs are generally required to hold their properties for a minimum of four years to avoid a penalty tax, (v) the average holding period for funds sponsored by affiliates of the Company’s advisor has been 4.4 years.  In short, investors in the Company’s securities are not expected to face any trading decisions in the near term such that updated financial statements would have altered their investment decision.  The absence of updated financial statements did not cause financial harm to the May investors.

In addition, the Company’s securities are not quoted, listed or traded on any trading market.  Since inception, the Company has offered and sold its securities for $8.00 per share.  The absence of updated financial statements since May 1, 2007 has not affected the value of the Company’s securities.  The shares will continue to be offered and sold at $8.00 per share.

Even in the highly unlikely event that all of the investors who purchased their shares in May of 2007 were to assert rescission rights, the amount involved is not currently material to the Company and the amount will become increasingly inconsequential as the Company continues to raise capital and invest in properties. The Company’s assets are approximately $85.5 million.  To date, the amount of securities sold in May 2007 was approximately $4.8 million or approximately 5.7% of the Company’s assets.  This amount  is not material enough to the Company to disclose as a possible contingent liability, particularly given the unlikelihood that any claims would actually be asserted.  By analogy, if the $4.8 million dollars represented an acquisition or disposition of an asset, the Company would not even be required to disclose this information under the Form 8-K rules.

Availability of Funds

If investors in the Company seek rescission of all $4.8 million of investments made from May 1 through May 25, 2007, the Company could rescind such investments without any material disruption to its business, either by using some of its available cash on hand or by accessing its credit facility.

The Company currently has more than $16 million of cash on hand.  In addition, the Company has up to approximately $13.7 million available under its credit facility, $5 million of which is available for working capital without additional security. Although this would not be necessary, the Company could access the balance of the credit facility by pledging unencumbered properties owned by the Company.  In summary, the Company has at least $21 million and up to $29.7 million currently available to fund a rescission of all purchases of shares made in May 2007.  The Company has access to cash in amounts of three to five times the amount that would be needed to fund the maximum amount of potential rescission claims.

No Material Adverse Changes from 9/30/06 to 12/31/06

As expected, the 12/31/06 balance sheet reflects an increase in assets as a result of the company’s ongoing offering and acquisition of real estate investments.  Also as expected, the statement of operations reflects increases in rental revenues, property operating expenses and depreciation and amortization resulting from additional real estate investments.  There were no events or items reflected in the 12/31/06 financial statements other than those which would be expected for a company raising funds and making real estate investments.

The 12/31/06 balance sheet reflects:

•                                          Cash and cash equivalents of $11.0 million, an increase of $3.1 million over 9/30/06.

•                                          Investments in real estate of $36 million, an increase of $31.5 million over 9/30/06.

•                                          Total assets of $50 million, an increase of $35 million over 9/30/06

•                                          Total liabilities of $23 million, an increase of $20.5 million; and

•                                          Total stockholders’ equity of $26.7 million, an increase of $14.8 million.

The 12/31/06 statement of operations reflects:

•                                          Revenues during the fourth quarter of 2006 of $292,000, or 72% of the $404,000 revenue for the entire year.

•                                          Expenses of $522,000 during the fourth quarter of 2006, or 34% of the approximately $1.5 million of expenses for the full year.

•                                          Net loss of $385,000 during the fourth quarter of 2006, or 29% of the $1.3 million net loss for the full year.  Net loss per share was $0.13 for the fourth quarter of 2006, compared to $1.58 for the full year.

In addition to the 9/30/2006 financial statements, investors also received audited 3-14 financial statements and pro forma financials which indicated that revenues for the fourth quarter of 2006 were anticipated to increase.  This expectation was met.

No Disclosure Required Under FAS 5

We and the Company’s Chief Financial Officer have consulted with Deloitte & Touche LLP and confirm to you that Deloitte & Touche LLP believes that under FAS 5 no additional disclosure is required.

Very truly yours,

KIRKPATRICK & LOCKHART PRESTON GATES ELLIS LLP

/s/ Raymond L. Veldman

By
Raymond L. Veldman